Filed pursuant to Rule 424(b)(3)

File Number 333-150500

COOPER-STANDARD AUTOMOTIVE INC.

Supplement No. 12 to market-making prospectus dated April 9, 2009, as supplemented on May 21, 2009 (Supplement No. 1 and No. 2), May 22, 2009 (Supplement No. 3), June 16, 2009 (Supplement No. 4), June 17, 2009 (Supplement No. 5), August 3, 2009 (Supplement No. 6), August 7, 2009 (Supplement No. 7), December 30, 2009 (Supplement No. 8, 9, 10) and January 6, 2010.

The date of this supplement is February 5, 2010.

On February 5, 2010, Cooper-Standard Holdings Inc. filed the attached Current Report on Form 8-K.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – February 5, 2010 (February 1, 2010)

COOPER-STANDARD HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	333-123708	20-1945088
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

39550 Orchard Hill Place Drive, Novi, Michigan	48375
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (248) 596-5900

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed, on August 3, 2009, Cooper-Standard Holdings Inc., a Delaware corporation (the “Company”), and each of its direct and indirect wholly-owned U.S. subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Company’s chapter 11 cases (the “Chapter 11 Cases”) are being jointly administered under Case No. 09-12743. On August 4, 2009, the Company’s Canadian subsidiary Cooper-Standard Automotive Canada Limited, a corporation organized under the laws of Ontario (the “Canadian Debtor”), commenced proceedings (the “Canadian Proceedings”) seeking relief from its creditors under Canada’s Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice in Toronto, Canada (Commercial List) (the “Canadian Court”), court file no. 09-8307-00CL.

On February 1, 2010, the Debtors filed with the Bankruptcy Court the Debtor’s Joint Chapter 11 Plan (the “Plan”) and an accompanying Disclosure Statement (the “Disclosure Statement”). The Company expects that the Canadian Debtor will file a plan of compromise and arrangement in the Canadian Proceedings in the near term.

In connection with the filing of the Plan and the Disclosure Statement, the Company entered into a Commitment Agreement, dated February 1, 2010 (the “Equity Commitment Agreement”), with certain funds and/or accounts managed by Oak Hill Advisors, L.P., Lord, Abbett & Co. LLC, Capital Research and Management Company, TCW Asset Management Company and TD Asset Management Inc. (such funds and accounts, collectively, the “Backstop Purchasers”), all of which are holders of the Company’s 7% Senior Notes due 2012 (the “Senior Notes”) and/or 8 3/8% Senior Subordinated Notes due 2014 (the “Senior Subordinated Notes”). Pursuant to the Equity Commitment Agreement, the Backstop Purchasers have agreed to purchase 15% of the new common stock of the Company upon its emergence from bankruptcy and have committed to fully backstop any unsubscribed portion of a proposed $245 million equity rights offering (the “Rights Offering”) to be made to eligible holders of the Senior Notes and Senior Subordinated Notes pursuant to the Plan. The Rights Offering that the Backstop Parties have agreed to backstop, if consummated, would grant eligible holders (as defined in the Plan) of the Senior Notes and Senior Subordinated Notes rights to purchase, in each case in the aggregate, 45% and 15%, respectively, of the new common stock of the Company upon its emergence from bankruptcy. Further, under the Plan, holders of Senior Notes will be entitled to receive 18.75% of the new common stock of the Company upon its emergence from bankruptcy, and holders of Senior Subordinated Notes will be entitled to receive 6.25% of the new common stock of the Company upon its emergence from bankruptcy. On account of their commitment to backstop the Rights Offering and certain other agreements to support the Plan, and subject to certain customary exceptions, the Backstop Purchasers will receive pursuant to the Equity Commitment Agreement an aggregate commitment premium equal to $8,575,000 plus reimbursement for certain transaction expenses from the Company, subject to such amounts being approved by the Bankruptcy Court (to the extent not otherwise already approved) and the Bankruptcy Court’s approval of the Equity Commitment Agreement and the form and manner of the Rights Offering. The commitment of the Backstop Purchasers is subject to a number of conditions, including Bankruptcy Court approval of the Equity Commitment Agreement, confirmation of the Plan, approval of the plan of compromise and arrangement by the Canadian Court, the Debtors obtaining exit financing on terms and conditions reasonably satisfactory to the Backstop Purchasers and there having not been any material adverse effect (as defined in the Equity Commitment Agreement) on the Company and certain of its subsidiaries taken as a whole.

In addition, the Debtors and the Official Committee of Unsecured Creditors of the Debtors (the “Committee”) entered into a Plan Support Agreement, dated February 1, 2010 (the “Plan Support Agreement”), pursuant to which the Committee agreed, subject to the exercise of its fiduciary duties, to support the Plan and recommend that the holders of the Senior Notes and the Senior Subordinated Notes vote in favor of the Plan. The Committee also agreed to refrain from taking certain actions inconsistent with the Plan, including objecting to the Plan or encouraging an alternative plan of reorganization. The obligations of the Committee are subject to various conditions, including the confirmation of the Plan by the Bankruptcy Court on or before May 7, 2010 and the absence of certain modifications to the Plan and the Disclosure Statement.

The foregoing descriptions of the Equity Commitment Agreement, the Plan and the Plan Support Agreement are summaries only and do not purport to be complete and are qualified, in all respects, by the provisions of the Equity Commitment Agreement, the Plan and the Plan Support Agreement, respectively, copies of which were filed with the Bankruptcy Court on February 1, 2010.

The Company recommends that its creditors refer to the limitations and qualifications included in the Plan and the Disclosure Statement. Information contained in the Plan and the Disclosure Statement is subject to change, whether as a result of amendments to the Plan and the Disclosure Statement, actions of third parties or otherwise.

Applicable bankruptcy law does not permit solicitation of acceptance of a plan of reorganization until the bankruptcy court approves the disclosure statement relating to such plan. Accordingly, this announcement is not intended to be, nor should it be construed as, a solicitation for a vote on the Plan. The Plan will become effective only after it receives the requisite acceptance of the Debtors’ creditors and is confirmed by the Bankruptcy Court. There can be no assurance that the Disclosure Statement will be approved by the Bankruptcy Court or that the Plan will be acceptable to the Debtors’ creditors or confirmed by the Bankruptcy Court.

This report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the contemplated Rights Offering. The contemplated Rights Offering will not commence until after the Company’s Disclosure Statement has been approved by the Bankruptcy Court. Securities that may be issued pursuant to the contemplated Rights Offering or the Equity Commitment Agreement will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States without registration or an available exemption from registration.

Item 8.01.	Other Events.

On February 2, 2010, the Company issued a press release announcing the Equity Commitment Agreement and the filing of the Plan and the Disclosure Statement. A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Exhibit Description

99.1	Press release, dated February 2, 2010

Forward-Looking Statements

This report on Form 8-K, including the exhibit attached hereto, includes “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the Company’s plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, business trends, and other information that is not historical information. When used in this report on Form 8-K, including the exhibit attached hereto, the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” or future or conditional verbs, such as “will,” “should,” “could,” or “may,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, management’s examination of historical operating trends and data are based upon the Company’s expectations and various assumptions. The Company’s expectations, beliefs, and projections are expressed in good faith and the Company believes there is a reasonable basis for them. However, no assurances can be made that these expectations, beliefs and projections will be achieved. Forward-looking statements are not guarantees of future performance and are subject to significant risks and uncertainties that may cause actual results or achievements to be materially different from the future results or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties and other important factors include, but are not limited to, the effects of the Chapter 11 Cases on the Company; risks and uncertainties relating to approval by the Bankruptcy Court of the Plan, Disclosure Statement and Equity Commitment Agreement; the ability to obtain approval of motions in the chapter 11 proceedings from time to time; the ability to maintain contracts and suppliers and customer relationships; the ability to obtain exit financing; limitations on flexibility in operating business contained in the Company’s debt agreements; the Company’s dependence on the automotive industry; availability and cost of raw materials; the Company’s dependence on certain major customers; competition in the automotive industry; sovereign and other risks related to the Company’s conducting operations outside the United States; the uncertainty of the Company’s ability to achieve expected cost reduction savings; the Company’s exposure to product liability and warranty claims; labor conditions; the Company’s vulnerability to rising interest rates; the Company’s ability to meet customers’ needs for new and improved products in a timely manner; the Company’s ability to attract and retain key personnel; potential conflicts of interest between owners and the Company; the Company’s legal rights to its intellectual property portfolio; the Company’s pension plans; environmental and other regulations; the possibility that the Company’s bankruptcy exit strategy will not be successful and other risks listed in the Company’s filings with the Securities and Exchange Commission, including but not limited to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 and quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2009, particularly the sections entitled “Risk Factors” contained therein, and those described in filings made by the Company with the Bankruptcy Court. The outcome of the Chapter 11 Cases is uncertain and subject to substantial risk. There can be no assurance that the Company will be successful in achieving its financial restructuring. There may be other factors that may cause the Company’s actual results to differ materially from the forward-looking statements. All forward-looking statements attributable to the Company or persons acting on its behalf apply only as of the date of this report on Form 8-K, and the date of the exhibit attached hereto, and are expressly qualified in their entirety by the cautionary statements included in this report. The Company undertakes no obligation to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER-STANDARD HOLDINGS INC.

/S/ TIMOTHY W. HEFFERON
Name:	Timothy W. Hefferon
Title:	Vice President, General Counsel and Secretary

Dated: February 5, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Press release, dated February 2, 2010

Exhibit 99.1

Cooper-Standard Automotive Obtains Commitment for $245 Million

Equity Investment Backstop to Fund Chapter 11 Plan

Files Chapter 11 Plan and Disclosure Statement

NOVI, Mich., February 2, 2010—Cooper-Standard Holdings Inc., the parent company of Cooper-Standard Automotive Inc., announced today that it has entered into an Equity Commitment Agreement with certain holders of the Company’s 7% Senior Notes due 2012 and 8 3/8% Senior Subordinated Notes due 2014, providing for a commitment to backstop a $245 million equity Rights Offering that will be made to eligible holders of the Senior Notes and Senior Subordinated Notes. The Rights Offering will be effectuated through a proposed joint chapter 11 Plan of Reorganization, which was filed yesterday with the United States Bankruptcy Court for the District of Delaware. The Plan, the Rights Offering, and all related transactions have the full support of the Official Committee of Unsecured Creditors.

Under the Plan, and subject to confirmation of the Plan, the Company’s Debtor-in-Possession financing and prepetition credit facility will be paid in full in cash. Likewise, general unsecured claims against Cooper-Standard Automotive and all of its debtor subsidiaries will receive payment in full in cash. Holders of the Senior Notes will be issued 18.75% of the New Common Stock of the Company, and eligible holders of the Senior Notes will receive Rights to purchase, in the aggregate, 45% of the New Common Stock of the Company. Holders of the Senior Subordinated Notes will be issued 6.25% of the New Common Stock of the Company and Warrants to purchase, in the aggregate, 5% of the New Common Stock on the terms set forth in the Plan, or, at the election of such holders, a cash payment in lieu of the Warrants. Eligible holders of the Senior Subordinated Notes will also receive Rights to purchase, in the aggregate, 15% of the New Common Stock of the Company.

Pursuant to the Equity Commitment Agreement, certain holders of the Company’s Senior Notes and Senior Subordinated Notes have agreed to purchase 15% of the New Common Stock and provide a backstop for any unsubscribed portion of the Rights Offering in a total amount of $245 million. The commitment of these Backstop Parties is subject to a number of conditions, including Bankruptcy Court approval of the Equity Commitment Agreement and confirmation of the Plan.

Under the Plan, the Company’s balance sheet will be significantly deleveraged with an estimated funded debt balance at emergence of approximately $430 million. This represents a reduction of over $700 million from pre-petition levels.

“Obtaining a $245 million equity investment and filing our Plan are significant achievements that pave the way for our expeditious and efficient emergence from bankruptcy,” stated James S. McElya, Chairman and Chief Executive Officer of the Company. “The Equity Commitment

Agreement is a strong statement of support by a significant group of the company’s current creditors, and the fact that the Official Committee of Unsecured Creditors fully supports the Plan and the Rights Offering strongly indicates that the transaction is in the best interests of all of our unsecured creditors. The Plan and Equity Commitment Agreement will allow the company to emerge from bankruptcy with a stronger balance sheet and maintain its leadership position in the industry.”

The hearing to approve the adequacy of the Disclosure Statement filed in connection with the Plan is scheduled for March 9, 2010. It is expected that the hearing to approve the Equity Commitment Agreement will be scheduled for on or before March 9, 2010. Cooper-Standard Automotive Canada Limited, the Company’s Canadian subsidiary that has sought relief under the Companies’ Creditors Arrangement Act in Canada, intends to file a Plan of Arrangement or Compromise in the Canadian Court in the near term. Court approval of the Disclosure Statement is necessary to allow the Company to solicit votes for confirmation of the Plan. Consummation of the Plan is subject to a favorable vote by creditors, review and approval of the Bankruptcy Court and satisfaction of the confirmation requirements of the Bankruptcy Code.

This press release does not constitute an offer to sell or the solicitation of an offer to purchase any securities in the contemplated Rights Offering. The contemplated Rights Offering will not commence until after the Company’s Disclosure Statement has been approved by the Bankruptcy Court. Securities that may be issued pursuant to the contemplated Rights Offering or the Equity Commitment Agreement will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States without registration or an available exemption from registration.

About Cooper-Standard Automotive

Cooper-Standard Automotive Inc., headquartered in Novi, Michigan, is a leading global automotive supplier specializing in the manufacture and marketing of systems and components for the automotive industry. Products include body sealing systems, fluid handling systems and NVH control systems. Cooper-Standard Automotive employs approximately 16,000 people globally and operates in 17 countries around the world. For more information, please visit the company’s website at www.cooperstandard.com or www.kccllc.net/cooperstandard.

Forward Looking Statements

This news release includes forward-looking statements, reflecting current analysis and expectations, based on what are believed to be reasonable assumptions. The outcome of the chapter 11 cases is uncertain and subject to substantial risk. There can be no assurance that the Company will be successful in achieving its financial restructuring. Forward-looking statements may involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from those projected, stated or implied, depending on many factors, including, without limitation: the effects of the chapter 11 cases on the company; risks and uncertainties relating to approval by the Bankruptcy Court of the Plan, Disclosure Statement and Equity Commitment Agreement; the ability to obtain approval of motions in the chapter 11 proceedings from time to time; the ability to maintain contracts and suppliers and customer relationships; the ability to obtain exit financing; limitations on flexibility in operating business contained in the company’s debt agreements; the company’s dependence on the automotive industry; availability and cost of raw materials; the company’s dependence on certain major customers; competition in the automotive industry; sovereign and other risks related to the company’s conducting operations outside the United States; the uncertainty of the company’s ability to achieve expected cost reduction savings; the company’s exposure to product liability and warranty claims; labor conditions; the company’s vulnerability to rising interest rates; the company’s ability to meet customers’ needs for new and improved products in a timely manner; the company’s ability to attract and retain key personnel; potential conflicts of interest between owners and the company; the company’s legal rights to its intellectual property portfolio; the company’s pension plans; environmental and other regulations; and the possibility that the company’s bankruptcy exit strategy will not be successful. There may be other factors that may cause the company’s actual results to differ materially from any forward-looking statement contained herein. Accordingly, there can be no assurance that the company will meet future results, performance or achievements expressed or implied by such forward-looking statements. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which the company does not intend to update.

Media Contacts:

Sharon Wenzl, Cooper-Standard Automotive

248-596-6211

Tom Becker, Sitrick And Company

212-573-6100